DYNAMOTIVE ENERGY SYSTEMS CORPORATION

DYNAMOTIVE

Angus Corporate Center
230 – 1700 West 75th Ave
Vancouver BC
Canada V6P 6G2

877.863.2268 – Toll Free
604.267.6000 – Telephone
604.267.6005 – Facsimile
www.dynamotive.com

BY FAX: 1-202-772-9203

February 28, 2006

Mr. William Choi
Branch Chief
United States Securities and Exchange Commission
Washington, DC, USA, 20549

Re: Dynamotive Energy Systems Corporation ("DESC") Form 20-F for the fiscal year ended December 31, 2004 File No. 000-27524

Dear Mr. Choi:

Further to your letter to me of January 26, 2006, we respond to your questions in the order presented as follows:

1. Note 9 – Convertible Debenture, page 71

- We accept that the debenture does not qualify as a "conventional convertible" instrument and thus the embedded conversion feature in our convertible debt does not automatically qualify for the scope exception in paragraph 11 of SFAS 133.

  Further assessment under paragraphs 12 though 32 has been completed and we have determined that all of the conditions in paragraphs 12 through 32 of EITF 00-19 have been met and therefore the embedded conversion feature should be classified as equity and thus no bifurcation is required. Therefore, we confirm that the embedded conversion feature meets all of the conditions as set out in paragraphs 12 to 32 of EITF 00-19. Further, we have referred to paragraphs 4 and 12 –32 of EITF 00-19 and confirm that the noteholder does not have any net settlement alternative with regard to the warrants. Likewise, these warrants meet all of the conditions set forth in EITF 00-19 for classification in equity.

- We confirm that the use of the Black Scholes option pricing model was limited to the calculation of the fair value of the warrants which was then used to allocate the gross proceeds between the convertible debt and the warrants on a relative fair value basis.

Further, we confirm that we included the fair value of the contingent warrants when we allocated the gross proceeds on a relative basis.

- We confirm that we calculate the BCF of our convertible debt based upon the effective conversion price as prescribed by EITF 98-5, *Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios*. Please see the attached calculation on Schedule A which supports the fair value of the warrants and contingent warrants.

Please find below a draft (subject to audit) of a revised convertible debenture note to our financial statements for the year ended December 31, 2005. I have added grey highlight to those parts of the note that relate only to events which occurred during 2005.

2. Note 20 – Reconciliation of GAAP, page 91

We confirm that we excluded escrowed shares from our calculation of weighted average shares outstanding for purposes of calculating basic and diluted earnings per share. We will disclose this fact in future filings.

We confirm that we are accounting for our repriced stock options as variable awards for US GAAP purposes.

I trust that the above is sufficient information for your purposes, but if you have any questions or would like additional information, please contact me.

Yours truly,

Brian A. Richardson
CFO, Dynamotive Energy Systems Corporation

Direct phone: 1-604-267-6004

9. CONVERTIBLE DEBENTURE *(proposed disclosure for December 2005 financial statements, subject to audit)*

In December 2004 the Company entered into an agreement with an Ontario corporation (the "Vendor") to pay for equipment and services in exchange for an $830,013 (C$1,000,000) convertible debenture (the "Agreement"). The debenture was convertible into common shares of the Company at the market price at the time of conversion, subject to a minimum conversion price of $0.40 per share and a maximum conversion price of $0.60 per share. In addition, for each share issued upon conversion, the debenture holder would receive ½ share purchase warrant. Each whole warrant is exercisable for two years from the date of issue at 5% above the market price at the time of conversion. The debenture bears no interest and the principal will be due on December 10, 2009. In September 2005, the Vendor converted the entire debenture into common shares of the Company at a price of $0.54 per share and received 1,535,001 shares and 767,500 two year share purchase warrants exercisable at $0.57 per share.

The Agreement also calls for the Company to enter into a marketing agreement with the Vendor. In connection with the marketing agreement, in early 2005 the Company issued to the Vendor 500,000 warrants to purchase common shares of the Company, exercisable at $0.49 per share during the period from February, 2005 to December 31, 2006. The Vendor exercised these warrants subsequent to December 31, 2005.

The proceeds of the debenture have been allocated to the debenture and warrants at December 31, 2004 based on their relative fair values. Accordingly, $307,463 was allocated to the debenture, $440,592 was allocated to the conversion feature and $81,958 was allocated to the warrants. The carrying value of the debt was being accreted up to its face value over the term to maturity. No amount of the discount was accreted in 2004 since the debt agreement only became effective in December 2004. The accretion of the debt discount began in January 2005 and the entire balance of $522,550 ($440,592 related to the conversion feature and $81,958 related to the warrants) was expensed upon conversion in September 2005.

Schedule A

Dynamotive Energy Systems Corp

Stock Based Compensation - Magellan Aerospace Ltd

For the year ended December 31, 2004

(A) Warrants - Services

As per Board Resolution dated Dec 14/04, the Company is required to grant warrants to Magellan to purchase 500,000 common shares of the Company as a part of the convertible debenture agreement of CdnS 1 million

Period	2-year Warr #of warrants	EP US$	Risk Free Rate %	Expected Volatility	Expected Life No. of Yr	MP US$	B-S FV US$	Debit Y2004 Professional fee US$	Converted to Cdn$ Cdn$
Q4/04	500,000	0.490	3.05%	82.85	2	0.49	0.22 ✓	112,350.00	138,032.99
Total Q4/04	500,000							112,350.00	138,032.99

Period	2-year Warr #of warrants	EP US$	Risk Free Rate %	Expected Volatility	Expected Life No. of Yr	MP US$	B-S FV US$	Value per 1 contingent warrant US$	Converted to Cdn$ Cdn$
Q4/04	1	0.515	3.55%	89.78	5	0.49	0.35	0.35	0.43
Total Q4/04	1							0.35	0.43